

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 6, 2009

Mr. Bradley W. Harris
Senior Vice President and Chief Financial Officer
International Coal Group, Inc.
300 Corporate Centre Drive
Scott Depot, WV 25560

> **Re:** **International Coal Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Response Letter Dated November 25, 2008**
> **File No. 001-32679**

Dear Mr. Harris:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director